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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50382

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING _____ **JANUARY 1, 2019** _____ AND ENDING _____ **DECEMBER 31, 2019** _____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **LAMPOST CAPITAL, L.C.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 GLADES ROAD, SUITE 205
(No. and Street)

BOCA RATON	**FL**	**33431**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL MEADE   **561-883-0454**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of
information contained in this form are required to respond unless
SEC 1410 (06-02)   the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, _____ **MICHAEL MEADE** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ **LAMPOST CAPITAL, L.C.** _____ , as of _____ **DECEMBER** _____ **31,** _____ **2019** _____ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CHIEF EXECUTIVE OFFICER
Title

_____ Eric Loor
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAMPOST CAPITAL, L.C.

FINANCIAL STATEMENT
FOR THE YEAR ENDED

DECEMBER 31, 2019

LAMPOST CAPITAL, L.CL
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Lampost Capital L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lampost Capital L.C. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Lampost Capital L.C. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Lampost Capital L.C.'s management. Our responsibility is to express an opinion on Lampost Capital L.C.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lampost Capital L.C. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Lampost Capital L.C.'s auditor since 2011.

Maitland, Florida

February 25, 2020


LAMPOST CAPITAL, L.C.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2019


Assets

Cash and cash equivalents	$ 794,185
Deposit with clearing broker	250,000
Accounts receivable	148,210
Lease ROU asset	23,695
Prepaid expenses and other current assets	21,386
Due from affiliate	2,752
Leasehold improvements (less accum depr of $6,615)	4,725
	$ 1,244,953

Liabilities and members' equity

Liabilities:	
Accounts payable	$ 21,247
Due to clearing broker	894
Lease liability	23,695
Accrued expenses and other liabilities	198,612
Total liabilities	244,448
Members' equity	1,000,505
	$ 1,244,953


The accompanying notes are an integral part of these financial statements.


1. ORGANIZATION

Lampost Capital, L.C. (the "Company") was organized as a limited liability company on July 16, 1997, in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company operates an office in Boca Raton, Florida. The Company's sources of revenue are derived from unsolicited brokerage transactions, exchange rebates, payment for order-flow and fees for other services rendered. The Company is an introducing broker-dealer and clears its trades through ICBC Financial Securities LLC (the "Clearing Broker"). Although the Company's Clearing Broker maintains the accounts of all customers, the Company remains contingently liable for customers who do not fulfill their obligations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents - Cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Deposit from clearing broker – The Company is required to maintain a clearing deposit of $250,000 with the Company's clearing agent.

Due from clearing broker and order flow - Due from clearing broker represents commissions and other monies due the Company from the Clearing Broker and some miscellaneous receivables. Due from order flow represents amounts due from order flow activities from various venues. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual results.

Fair values of financial instruments – All of the Company's financial instruments are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Significant Judgments – Revenue includes advisory fees and order flow. The recognition and measurement of revenue is based on the assessment of individual items. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constrains on variable consideration should be applied due to uncertain future events.

Securities transactions – In the ordinary course of business, the Company may purchase securities from other dealers for its own account. The securities may then be sold to other dealers. The company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified to the company, the pricing is agreed upon and the risk and rewards of ownership have been transferred.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date the Company fills the trade order by finding and contracting

with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Advisory fees – The Company may provide advisory services. Revenue for advisory arrangements is generally recognized over the time in which the performance obligations are provided by the Company and consumed by the customer.

Proceeds and payments from order flow activity – The Company earns transaction fees for order flow activity from its customers. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Leasehold improvements – Leasehold improvements are amortized over the shorter of the useful life of the related asset or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred.

Leases – The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract. The Company recognizes a lease liability and a right of use (ROU) asset at commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The Company has a lessee for office space (see Note 5).

Income taxes - The Company, with the consent of its members, elected to be taxed as an S Corporation under the Internal Revenue Code. All taxable income or loss flows through to the members. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The members and the Company are generally not subject to U.S. Federal and State income tax examinations related to the Company's activities for tax years before 2016.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. LEASEHOLD IMPROVEMENTS

Leasehold improvements total $11,340 as of December 31, 2019. Depreciation expense related to the leasehold improvements was $2,835 for the year ended December 31, 2019.

4. RELATED PARTY TRANSACTIONS

The Company shares office space and other related administrative costs subject to an expense sharing agreement with an affiliated company, which is 50% owned by the majority member. During the year 2019, the Company billed the affiliated entity $10,875 for rent of the shared facility. As of December 31, 2019, the Company was due $2,752 which is reported as due from affiliate on the Statement of Financial Condition.

The affiliated entity executes transactions on behalf of its clients through the Company and the Clearing Broker and the Company receives commissions on the trades and other income derived from the balances in the accounts of those clients, which amounted to $1,518 for the year ended December 31, 2019, and is included in commissions on the Statement of Income.

5. LEASES & CONTRACTUAL COMMITMENTS

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. Payments due under the lease includes fixed payments.

Amounts reported in the balance sheet as of December 31, 2019 were as follows:
    Operating lease ROU asset - $23,695
    Operating lease liabilities - $23,695

The Company's office lease expires on September 30, 2021. Rent expense, including parking fees and sales tax for the year ended December 31, 2019 was $9,375 (see Note 4). The Company's minimum annual rental obligations are as follows: calendar year ended December 31, 2020 - $13,681 and calendar year ended December 31, 2021 - $10,497.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis to its Clearing Broker. The Clearing Broker is responsible for collection of and payment of funds and receipt and delivery of securities for customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments and the Clearing Broker may charge any losses to the Company. The Company seeks to minimize the risk through procedures designed to monitor creditworthiness of the customers and proper execution of transactions by the Clearing Broker.

The Company maintains cash at four national banks. The cash is maintained in FDIC checking accounts and insured money market deposit accounts. At times the cash balances may exceed FDIC insured limits of $250,000. The Company believes that there are no significant risks with regards to such deposits.

The Company maintains accounts at its Clearing Broker. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $250,000 for cash not maintained in money market funds) by the Securities Investor Protection Corporation ("SIPC").

LAMPOST CAPITAL, L.C.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

7. SIGNIFICANT CUSTOMERS

Revenue earned by the Company from its five largest sources of revenue totaled $1,034,648 for the year ended December 31, 2019, representing 62.2% of the Company's total revenue for that year.

8. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($14,717 at December 31, 2019) or $100,000, whichever is greater. The Company operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2019, the net capital, as computed, was $823,432. Consequently, the Company had excess net capital of $723,432. At December 31, 2019 the percentage of aggregate indebtedness to net capital was 26.8% versus an allowable percentage of 1500%.

9. RECONCILIATION OF NET CAPITAL

The net capital computation shown on the Company's December 31, 2019, FOCUS IIA, and the computation shown on the Computation of Net Capital pursuant to SEC Rule 15c3-1 agree.

10. SUBSEQUENT EVENTS

In preparing these financial statements, management of the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2020, the date the financial statements were available to be issued. The Company has determined that there were no events that need disclosure.

11. COMMITMENTS AND CONTINGENCIES

The Company is unaware of any adversary proceedings to which the Company may be liable. There are no other commitments and contingencies except as noted in Note 5.